EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Amendment No. 1 TO Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Eterna Therapeutics Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: December 5, 2022	/s/ John D. Halpern
John D. Halpern

/s/ Katherine H. Halpern
Date: December 5, 2022	Katherine H. Halpern